Exhibit 99.1

FOR IMMEDIATE RELEASE	April 17, 2014

Micromem Technologies Inc. Provides Update

Toronto, New York, April 17, 2014: Micromem Technologies Inc. (the “Company”) (CSE: MRM, OTCBB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), provides the following update on the Company’s projects that are currently described on the presentation posted on our website. The Company has ongoing Intellectual Property filings on these projects and cannot discuss further technical details at this time. All of the projects listed below are contracted by Global Fortune 500 companies and in every case are breaking new ground in building smart systems for their specific industry requirements. Our solutions have been selected over other companies’ proposals and are being funded by leaders in their respective fields. As a result of the accomplishments on these programs several of these clients are now assessing other projects in conjunction with MAST.

Nanoparticle Concentration Sensor Platform:

The pre- production platform has been delivered to the client. Production costing per unit is complete and will be delivered to client in April 2014, with delivery and production schedules for client approval.

Enhanced Oil/Gas Recovery using MAST Nanoparticles:

Lab testing of particles has so far yielded successful results and has demonstrated particle function capabilities. All required parameters have been met and preparation for field testing is now beginning.

Cement Integrity Sensor:

Demonstration of design proposal met client requirement, proceeding to next stage of development which includes client funding.

Fracking Sensor:

Demonstration of design proposal met client requirements, proceeding to next stage of development which includes client funding.

Corrosion under Insulation Sensor:

Demonstration of design proposal met client requirements, proceeding to next stage of development, which includes client funding.

Integrated Analytical Lab on Chip in Automotive Oil Pan Plug:

Initial costing by suppliers meets target pricing for client. Various Tier 1 and Tier 2 suppliers were evaluated by MAST and client; final selection of all suppliers expected in Q2 2014.

Power Transformer Oil Degradation Sensor:

First phase completed and met client approval, project proceeding as scheduled. In addition to use by the client, both parties have agreed to form a joint LLC to market and deploy technology to other utilities.

Analysis of Wear Materials in Lubricating Fluids:

Demonstration of miniaturized laser induced Spectroscopy proved concept to client satisfaction. Royalty agreement has been reached.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 172,357,549
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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